UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File No. 001-38505

CLPS Incorporation

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

On September 26, 2019, CLPS Incorporation, a company incorporated in the Cayman Islands (the “Company”), announced the appointment of Kee Chong Seng as an independent director of the Company’s board of directors and the chairperson of the compensation committee of the Company’s board starting on September 4, 2019 until his removal or resignation. Mr. Kee’s independent director agreement provides for an annual salary of US$18,000. Mr. Kee spent a career in the information technology industry, most recently as an operation manager at Citibank from 2003 until his full retirement in 2015.

Other than owning 16,500 shares of the Company’s common shares, Mr. Kee has had no related party transactions with the Company or its affiliates of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Independent Director Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: September 26, 2019

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